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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

NAME OF BROKER-DEALER: Academy Securities, Inc

OFFICIAL USE ONLY
17433
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue, 35th Floor
(No. and Street)

New York	NY	10172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Graham — 858 876-9398
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Douglas Greenwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Academy Securities, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature


ALEXIS DIAZ
Notary Public - State of New York
NO. 01DI6311887
Qualified in Bronx County
My Commission Expires Sep 22, 2018

Chief Operating Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ACADEMY SECURITIES, INC.

Contents



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Academy Securities, Inc.

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Academy Securities, Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

EISNERAMPER LLP

New York, NY
February 26, 2016

ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Assets:		
Cash	$	5,035,156
Restricted cash		253,484
Due from clearing broker		603,495
Accounts receivable		1,141,214
Deferred tax assets, net		172,885
Furniture, computer equipment, and leasehold improvements at cost, less accumulated depreciation of $54,439		53,808
Prepaid expenses and other assets		34,380
Total Assets	$	7,294,422

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,392,906
Bonus payable		1,268,000
Subordinated debt interest payable		75,283
Soft dollar payable		271,042
Liabilities subordinated to the claims of general creditors		1,499,977
Total Liabilities		4,507,208
Stockholders' Equity:		
Preferred stock - $.01 par value; 1,000,000 shares authorized, 133,392 shares issued and outstanding		1,334
Common stock, $.01 par value; 1,000,000 shares authorized, 326,883 shares issued and outstanding		3,269
Additional paid- in -capital		6,185,335
Preferred stock subscription receivable		(2,081,779)
Common stock subscription receivable		(1,497,236)
Retained earnings		176,291
Total Equity		2,787,214
Total Liabilities and Stockholders' Equity	$	7,294,422

The accompanying notes are an integral part of the statement of financial condition.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2015

NOTE A - ORGANIZATION

Academy Securities, Inc., (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company is a California Certified Disabled Veteran Business Enterprise (DVBE) and Service Disabled Veteran Owned Business (SDVOB) (such designations require 51% or more ownership by a qualified disabled veteran) that conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices and high net-worth individuals. The Company also provides underwriting services to issuers of municipal securities, equities, and corporate debt. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2] Revenue recognition:

Advisory Fee:

Advisory fee revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Advisory revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Advisory fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Commission Income:

Commissions on customers' securities transactions are recorded on a trade-date basis. Clearing costs, commissions to foreign brokers, and securities taxes charged for certain transactions are recorded on a trade-date basis.

[3] Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits after assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Furniture, computers, equipment, and leasehold improvements:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[5] Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[6] Due from clearing broker (JP Morgan Clearing Corp):

Due from clearing broker includes a $250,000 required deposit.

[7] Common Stock and Series A Convertible Preferred Stock Subscription Receivable:

Common stock and Series A Convertible Preferred Stock subscription receivable represents amounts due from shareholders related to the issuance of common stock and Series A Preferred stock. No interest is charged for outstanding amounts due, which may be repaid from dividends paid on preferred stock.

[8] Soft Dollar Payables:

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of section 28(e) of the Securities Exchange Act of 1934 and that customers have appropriately disclosed and received approval from investors to pay for services outside of the Section 28(e) safe harbor.

NOTE C – COMMITMENTS AND CONTINGENCIES

Leases

On July 1, 2012, the Company executed a 5-year 3-month non-cancelable operating lease for office space in San Diego, CA. The lease will expire on September 30, 2017 and the sub-lease was cancelled on September 30, 2015.

On September 26, 2012, the Company executed a 3-year operating lease for its office space in Chicago, IL. The lease was extended for an additional 3-year period and will expire on January 31, 2019.

On January 1, 2013, the Company executed a month-to-month lease for its office space in Charleston, SC. The lease was cancelled May 31, 2015.

On August 5, 2014, the Company executed an expense sharing agreement with The North Carolina Company to reimburse that entity for the cost of the operating lease of office space at Chapel Hill, NC. The lease was re-assigned to the Company on December 23, 2015 and the expense sharing agreement was terminated. The lease expires March 31, 2019.

On August 29, 2014, the Company executed a 2-year operating lease for its office space in 277 Park Avenue, New York, NY. The lease will expire on August 31, 2016.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2015

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Future minimum annual lease payments are as follows:

Year Ending December 31,	Amount
2016	$339,323
2017	222,853
2018	161,133
2019	30,508
Total	$753,817

Litigation

The Company is a potential defendant or respondent in pending and threatened arbitrations and administrative proceedings seeking compensatory damages brought by one former independent contractor. One particular case has no stated alleged damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and believes that the claims have no merit and are being brought for nuisance value only. The plaintiff is seeking damages up to $197,000 and the ultimate outcome of these matters cannot be determined at this time.

Liabilities for potential losses from complaints, legal actions, government investigations and proceedings are established where management believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss related to such matters.

NOTE D - INCOME TAXES

Deferred tax assets and liabilities at December 31, 2015 are comprised of:

Net deferred tax assets:	
State and local net operating losses	$33,558
Accrued expenses	146,072
Fixed Assets	(6,745)
	$172,885

As of December 31, 2015, the Company has net operating loss carryforward for state income tax purposes totaling approximately $700,000. There are no income tax returns under audit.

Notes to Statement of Financial Condition December 31, 2015

NOTE E – FURNITURE, COMPUTER EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, computer equipment, and leasehold improvements, net, at December 31, 2015, consist of the following:

Computer and office equipment	$ 73,973
Leasehold improvements	34,274
	108,247
Less: accumulated depreciation and amortization	(54,439)
	$ 53,808

NOTE F - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $4,412,889 which exceeded the required net capital by $4,212,407. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 0.68 to 1.

NOTE G - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE H – CAPITAL

Academy Securities, Inc offered to accredited investors a Maximum Amount of $2,000,016 of its Series A Convertible Preferred Stock par value $.01 ("Preferred Stock"). The Offering was made pursuant to a Purchase Agreement between the purchaser or purchasers of the Preferred Stock and the Company. 65,360 shares were offered at $30.60 per share. The holders of the Preferred Stock are entitled to receive cumulative dividends equal to $1.53 per share per annum totaling approximately $40,000. As no dividends have yet been paid out, dividends in arrears will be paid from legally available funds as determined by the Company's Board of Directors in accordance with applicable law and FINRA's rules and regulations. Each Preferred share is convertible into one share of common stock at the option of the shareholder. The use of proceeds was for working capital and general corporate purposes of the company.

Concurrent with the sales of Preferred Stock pursuant to the purchase agreement, shares of Preferred Stock are sold to its majority shareholders as disclosed in the Purchase Agreement. During 2015, 9,817 shares of Preferred Stock were sold for $300,338 cash, and 10,217 shares of Preferred Stock were issued to the majority shareholder.

In January 2014, the Company granted an employee options to purchase 3,268 shares of common stock. These options are exercisable at a price of $8.89 per share, and expire in seven years. 50% of the options vested upon acceptance and 50% vested in February 2015.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2015

NOTE I – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under twenty subordination agreements (the "Agreement") in the aggregate amount of $1,499,977. As of December 31, 2015, the carrying amount of these liabilities approximates fair value. The Agreements, which are between the lenders and the Company, have been approved by FINRA and, as such, are available for net capital purposes.

In connection with its decision to exit the clearing business and to cancel its clearing agreement with the Company, a shareholder and lender under a subordination agreement cancelled its outstanding debt. In addition, this shareholder surrendered their one share of common stock which was subsequently retired by the Company. The schedule of outstanding Agreements is as follows:

Effective Date	Rate	Maturity Date	Amount
12/28/2011	12%	8/1/2017	$ 50,000
1/12/2012	12%	8/1/2017	100,000
3/20/2012	12%	8/1/2017	100,000
5/24/2012	12%	8/1/2017	35,000
8/5/2010	12%	8/1/2017	30,000
8/5/2010	12%	8/1/2017	150,000
8/20/2010	12%	8/1/2017	150,000
8/2/2010	12%	8/1/2017	30,000
9/28/2011	12%	9/19/2017	91,110
9/28/2011	12%	9/21/2017	91,110
1/20/2012	12%	12/26/2017	181,620
1/25/2012	12%	12/29/2017	113,888
3/19/2012	12%	3/5/2017	45,555
5/8/2012	12%	5/8/2017	30,066
5/25/2012	12%	5/24/2017	91,110
6/15/2012	12%	6/1/2017	36,339
6/15/2012	12%	6/1/2017	24,179
3/25/2014	6%	3/25/2017	25,000
4/11/2014	6%	4/11/2017	100,000
4/14/2014	6%	4/14/2017	25,000
		Total	$1,499,977

ACADEMY SECURITIES, INC.

Notes to Financial Statements December 31, 2015

NOTE J – RELATED PARTY TRANSACTION

The Company entered into several transactions with a company under control of one of its executives to jointly provide advisory services.